EXHIBIT 20.7


DATE:    July 17, 2006

TO:      SHAREHOLDERS

FROM:    CEO NEWMARKET TECHNOLOGY, INC

SUBJECT: (OTCBB:NMKT) CEO PROGRESS REPORT & OUTLOOK


On June 19th, NewMarket celebrated its 4th anniversary since launching its campaign to forge a new business model for continuously introducing new technologies to market. In that time NewMarket has built a concept business into a notable ongoing concern. Now, NewMarket is about to enter the next chapter in the ongoing development of its new business model.

The purpose of this communication is to provide an update on NewMarket's recent and impending progress specifically regarding:

     1) PUBLIC LISTING OF SUBSIDIARY OPERATIONS
     2) NEWMARKET'S SHARE PRICE APPRECIATION OPPORTUNITY
     3) NATIONAL EXCHANGE LISTING
     4) REDUCED ISSUED AND OUTSTANDING
     5) STRATEGY TO REALIZE SHARE PRICE APPRECIATION
     6) FINANCIAL MARKET RECOGNITION


Public Listing of NewMarket Subsidiary Operations

NewMarket has made great strides behind the scenes in the first six months of 2006 in preparation for the bold steps we will take over the next six months. We will soon announce a number of events related to the Company's intention to publicly list subsidiary business operations. We have been in negotiations to acquire a number of publicly listed companies with the goal of reorganizing existing NewMarket subsidiary operations into the newly acquired publicly listed companies. Our negotiations and due diligence efforts have been successful and we are now prepared to consummate the targeted acquisitions in the near future.

The impending transactions and reorganizations will result in the public listing of NewMarket's:

     1)      Systems Integration Business
     2)      Regional Chinese Operations
     3)      Voice over Internet Protocol Services (VoIP) Business

The public companies we have targeted currently have negligible sales. However, NewMarket has over $20 million in annual revenue with our Systems Integration Business, another $20 million in annual revenue from our Regional Chinese Operations and approximately $10 million in annual VoIP Services that will be merged into the respective public companies. All will have a very modest total in issued and outstanding common stock at the date of spin-off.


NewMarket's Share Price Appreciation Opportunity

While it is important and required to articulate we can not guarantee the future of NewMarket's share price, our current valuation in the marketplace prompts comment from management. NewMarket's equity price is one of frustration for all shareholders--and all of management can be counted as shareholders--and the need exists for progress reports to shareholders and interested investors.



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NewMarket's  market  capitalization  (share  price  multiplied  by the number of shares outstanding) is well below the average market capitalization of national exchange listed technology service companies with similar revenue and earnings. As of today, NewMarket's market cap is $50 Million with a Price to Sales ratio of 0.77 (based on the current 2006 revenue forecast of $65 Million). NewMarket's Second Quarter filing due August 15 will reflect, for the first time, a full quarter's revenue contribution from UniOne of Brazil (which recognized $15 million in profitable revenue last year). I consider the substantial difference between NewMarket's market capitalization and the average market capitalization of comparable companies to be a significant indicator of NewMarket's potential to experience a dramatic increase in share price as we progress on our initiatives of building revenue and profit, while affording shareholders the opportunity to share in the capital appreciation potential of spin-off stock. Our efforts in the past six months have been geared to the key component for recognition--and that is execution.


National Exchange Listing

Of course, NewMarket is not listed on a national exchange as of yet. Our efforts to upgrade NewMarket's listing to a national exchange are ongoing. I believe achieving a national listing is important for NewMarket, but I do not believe that a national exchange listing alone will bring NewMarket's market capitalization in line with the market capitalization of comparable companies. I believe the discontinuation of NewMarket stock for further capitalization or asset acquisition, commonly called dilution, is the cornerstone of aligning
NewMarket's market capitalization with market comparables as the benefits of less supply and more demand take hold in the market.


Reduced Issued and Outstanding

NewMarket has made substantial progress in stemming the use of NewMarket stock for growth. The fully diluted issued and outstanding has not notably increased since the third quarter of 2005. The stabilizing fully diluted balance has resulted from management's move away from any further use of NewMarket stock for capitalization or asset acquisition. Additionally, management is making progress in reducing the potential increase in the current issued and outstanding from previous capitalization and acquisition activity.

The public listing of NewMarket subsidiaries should be a powerful indication to shareholders that the use of NewMarket stock for further capitalization and acquisition will decline. The publicly listed stock of NewMarket subsidiaries will provide an alternative currency for the capitalization and acquisition of assets necessary to support the ongoing aggressive growth of NewMarket's business operations. The intention to distribute dividends in the form of the publicly listed stock of NewMarket subsidiaries to NewMarket shareholders should complement the ebbing supply of NewMarket stock with a compelling new reason to purchase stock. To ensure a smooth spin-off process, announcements of the specifics of distribution ratios and shareholder of record dates for the dividends will be withheld until ALL details are addressed and agreements signed.


Strategy to Realize Stock Price Appreciation

We are taking measures to enhance the opportunity for an increased share price beyond our efforts to grow the business operations:

     1. Ending the ongoing use of NMKT stock for further capitalization or acquisition



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     2.   Mitigating   the   issued   and   outstanding   increase   from   past
          capitalization and acquisition activity
     3.   Creating dividend opportunity with the public listing of subsidiaries
     4.   Upgrading the NMKT listing to a national exchange


Financial Market Recognition

The next twelve months, beginning almost immediately, are going to be very exciting for the company and its shareholders. I have long believed the public listing of subsidiary operations to be the key event to NewMarket being widely recognized by the financial market as an up and coming company. It is the pivotal component of our strategy to introduce to the technology market a new business model for research and development.

NewMarket's progress over the last four years has built confidence in the overall NewMarket strategy for the nearly 1000 employees working to build NewMarket's future. All of us are grateful for the support and patience of our shareholders as we navigate the inevitable challenges that come with forging new business models. We will continue to express our thanks with our resolve and commitment to making NewMarket a success.






Thank you,
Philip Verges
CEO and Chairman
NewMarket Technology Inc






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